January 26, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Larry Spirgel

Assistant Director

Re:          Request to Withdraw Acceleration Request of IntelePeer, Inc.

Registration Statement on Form S-1 (File No. 333-174080)

Ladies and Gentlemen:

On January 26, 2012, the Company withdrew the acceleration request relating to the above registration statement, but did so by means of a Form “RW”.  The Company hereby withdraws the Form RW and has re-filed the acceleration withdrawal request as correspondence.  If you should have any questions regarding this, please contact Peter Astiz of DLA Piper LLP (US), counsel to the Registrant, at (650) 833-2036 or by facsimile at (650) 687-1159.  Thank you for the Staff’s cooperation in connection with this matter.

Very truly yours,

IntelePeer, Inc.

By:	/s/ Andre Simone
Andre Simone
Chief Financial Officer